Citigroup Funding Inc.
Pricing Sheet  No. 2012—MTNDG0324 dated December 17, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0324 dated November 30, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

885,000 Dual Directional Trigger PLUS Based on the S&P 500® Index Due June 22, 2015
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – DECEMBER 17, 2012
Index:	S&P 500® Index
Aggregate principal amount:	$8,850,000
Stated principal amount:	$10 per security
Pricing date:	December 17, 2012
Issue date:	December 20, 2012
Valuation date:	June 17, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	June 22, 2015
Payment at maturity:
For each $10 security you hold at maturity:
▪  If the final index level is greater than or equal to the initial index level:
$10 + the leveraged upside payment, subject to the maximum return at maturity
▪  If the final index level is less than the initial index level but greater than or equal to the trigger level:
$10 + ($10 × the absolute index return)
▪  If the final index level is less than the trigger level:
        $10 × the index performance factor
If the final index level is less than the trigger level, your payment at maturity will be less, and possibly significantly less, than $8.00 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial index level:	1,430.36, the closing level of the index on the pricing date
Final index level:	The closing level of the index on the valuation date
Leveraged upside payment:	$10 × absolute index return × leverage factor
Absolute index return:	The absolute value of the index percent change
Index percent change:	(final index level – initial index level) / initial index level
Leverage factor:	150%
Maximum return at maturity:
22.50%, applicable when the final index level is greater than the initial index level.  Because the trigger level is 80% of the initial index level, any positive return on the securities resulting from the depreciation of the index will not exceed 20%.

Index performance factor:	final index level / initial index level
Trigger level:	1,144.288, 80% of the initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q368 / US17318Q3680
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$8,850,000	$199,125	$8,650,875
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated November 30, 2012
Product Supplement No. EA-02-01 dated May 21, 2012        Underlying Supplement No. 1 dated May 23, 2012
Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.